================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             INFORMATION STATEMENT
                       PURSUANT TO SECTION (14f) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        PRISM ENTERTAINMENT CORPORATION
                           (Name of Subject Company)

                        PRISM ENTERTAINMENT CORPORATION

                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   74266310
                     (CUSIP Number of Class of Securities)

                                ---------------

                                 BARRY COLLIER
                        PRISM ENTERTAINMENT CORPORATION
                       1888 CENTURY PARK EAST, SUITE 350
                             LOS ANGELES, CA 90067
                 (Name, address and telephone number of person
              authorized to receive notice and communications on
                   behalf of the person(s) filing statement)

                                With copies to:

                            DAVID L. FICKSMAN, ESQ.
                                LOEB & LOEB LLP
                      1000 WILSHIRE BOULEVARD, SUITE 1800
                         LOS ANGELES, CALIFORNIA 90017
                                (213) 688-3698

===============================================================================

                        PRISM ENTERTAINMENT CORPORATION

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER


               1.     General
                      -------

          This information statement is being furnished in connection with the expected appointment to the Board of Directors of Prism Entertainment Corporation, a Delaware corporation ("Prism" or the "Company"), of persons representing a majority of the members of the Board of Directors of the Company, other than at a meeting of the Company's stockholders, pursuant to the terms of that certain Agreement and Plan of Reorganization and Merger, dated as of October 25, 1996 (the "Reorganization Agreement") by and among the Company and Lee Video City, Inc. ("VCI") and that certain Override Agreement, dated as of November 19, 1996 by and among VCI, Robert Y. Lee ("Lee"), the Company and Ingram Entertainment Inc. ("Ingram"). No action is required by the stockholders of the Company in connection with the appointment of such directors. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the filing with the Securities and Exchange Commission (the "SEC") and the mailing to stockholders of the information set forth herein prior to a change in majority of the directors.

          On December 1, 1995, the Company and its subsidiaries filed a voluntary Chapter 11 petition and commenced a case (the "Bankruptcy Proceedings") under Chapter 11 of the United States Bankruptcy Code. Throughout the course of the Bankruptcy Proceedings, the Company has been operating as debtor-in-possession.

          On November 1, 1996, the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court") entered an Order approving the Amended Disclosure Statement for Debtors' Amended Plan of Reorganization, dated October 25, 1996 (the "Disclosure Statement"). The Disclosure Statement has been distributed to the stockholders of the Company on November 12, 1996. A Supplemental Disclosure Statement (the "Supplemental Statement") was disseminated to the stockholders on November 26, 1996. Reference is made to the Disclosure Statement and Supplemental Disclosure Statement for a more detailed description of certain of the transactions contemplated herein. On December 17, 1996, the Bankruptcy Court entered an Order confirming the Plan of Reorganization of the Company (the "Plan").

               2.     The Merger
                      ----------

          Pursuant to the Reorganization Agreement, as authorized by the Plan, VCI will merge with and into the Company (the "Merger"). The Merger will be consummated on or after the effective date of the Plan (the "Effective Date"), with the Company, after emerging from the Bankruptcy Proceedings as a reorganized debtor, being the surviving corporation ("New Entertainment"). Upon the Effective Date, the name of New Entertainment will be changed to Video City, Inc.

          The initial outstanding shares of New Entertainment will be 10,000,000 shares of Common Stock (including a presently exercisable option in Favor of Barry Collier to purchase 175,000 shares). Pursuant to the Merger, on the Effective Date, the existing shareholders of VCI will receive 5,078,750 shares (or approximately 50.79% of New Entertainment Common Stock on the Effective
Date), 1,500,000 shares of Common Stock will be issued to Ingram pursuant to the Override Agreement (see below), 2,552,750 shares will be issued to holders of "Allowed Claims" (as such term is defined in the Plan) and 693,500 shares of the Common Stock will be retained by the existing stockholders of Prism. As indicated, options that can be exercised immediately will be granted to Barry Collier ("Collier"), Prism's current Chief Executive Officer and President, to purchase 175,000 shares of New Entertainment Common Stock.

          As part of the Merger, New Entertainment will assume the obligations under certain stock options which were issued by VCI and originally exercisable into VCI stock. After the Effective Date, these options will become options to purchase shares of New Entertainment Common Stock.

          VCI was formed in 1989 by Lee who remains its largest shareholder.
VCI owns and operates 18 retail video/rental superstores in the State of California and operates on behalf of third parties five additional video stores. The stores are devoted exclusively to the rental and sale of pre-recorded movies on videocassettes to the public, the rental of video game cartridges to the public and the sale of other related products. The stores are primarily located in areas with a total population of less than 500,000 people.

               3.     Transaction With Ingram
                      -----------------------

          Ingram is a video distributor which acquires videocassettes from studios and film producers and sells them to video retail stores such as VCI for rental and sale. Ingram was VCI's biggest supplier of videocassettes and, as a result of this relationship, VCI is presently indebted to Ingram in the approximate amount of $4,500,000. Pursuant to the Override Agreement, Ingram has agreed to convert $3,000,000 of the existing debt of VCI into 1,500,000 shares of Common Stock of New Entertainment. The remaining debt will become the obligation of New Entertainment. On the Effective Date, New Entertainment will issue to Ingram warrants to purchase up to an aggregate of 852,750 shares and Ingram will have the right to purchase from certain shareholders of VCI an additional 410,444 shares of New Entertainment Common Stock.

               4.     Certain Information Concerning the Board of Directors
                      -----------------------------------------------------

          Pursuant to the terms of the proposed Stockholders Agreement among the Company, Lee, Collier and Ingram which is required to be entered into as of the Effective Date pursuant to the Override Agreement, Collier, Lee and Ingram have agreed to use their best efforts to cause the number of directors of the Company to be eight and to vote in each election of members of the Board of Directors all of such stockholder's shares in favor of two designees of Ingram, four designees of Lee and two designees of Collier. In this connection, Lee has designated the following individuals in addition to himself: Steven Antongiovanni, James Craig Kelly and Stephen C. Lehman; Ingram has designated Charles Cook and Michael Anderson; and Collier has designated Gerald D. B. Weber in addition to himself.

          Set forth below is the name, age, business address, present principal occupation and five year employment history of each of the persons expected to be appointed to the Board of Directors of the Company on the Effective Date pursuant to the Stockholders Agreement.

Name and Address                       Age   Principal Occupation and Five
------------------------------------   ---   -----------------------------
                                             Year Employment History
                                             -----------------------------

Barry Collier                           53   See Text Below
Prism Entertainment Corporation
1888 Century Park East, Suite 350
Los Angeles, California  90067

Robert Y. Lee                           33   See Text Below
Lee Video City, Inc.
6851 McDivitt Drive, Suite A
Bakersfield, California 93313

Steven Antongiovanni                    38   See Text Below
Lee Video City, Inc.
6851 McDivitt Drive, Suite A
Bakersfield, California 93313

James Craig Kelly                       38   See Text Below
Lee Video City, Inc.
6851 McDivitt Drive, Suite A
Bakersfield, California 93313


Gerald W.B. Weber                       43   See Text Below
AutoNation U.S.A.
One Financial Plaza
Ft. Lauderdale, Florida 33394

Charles Edward Cook                          See Text Below
3309 Fairmont Drive
Nashville, Tennessee  37203

Michael Anderson                        33   See Text Below
10940 Wilshire Boulevard
Los Angeles, California 90024

Stephen Lehman                          44  See Text Below
15260 Ventura Boulevard
Fifth Floor
Sherman Oaks, California 91403-5339

          Mr. Collier has been director, President and Chief Operating Officer of the Company from its inception and served as its Secretary from its inception until June 12, 1985, when he became Chief Executive Officer. Mr. Collier served as Chairman of the Board from 1990 to 1994. Mr. Collier is presently the sole director of the Company. Upon the Effective Date, Mr. Collier will resign as Chairman of the Board and Chief Executive Officer and will be elected the President and a director of New Entertainment.

          Upon the Effective Date, Mr. Lee will become the Chief Executive Officer and Chairman of the Board of New Entertainment. Mr. Lee is one of the pioneers of the video retail industry. He purchased his first video store in 1983, and during the 1980s owned a total of 23 video stores in Los Angeles and Orange Counties, California. Mr. Lee was elected Orange County Entrepreneur of the Year by 1989 by Inc. Magazine and Ernst & Young. In 1990, Mr. Lee moved to
                    -------------
Bakersfield, California and founded VCI to exploit his secondary market growth strategy. Since 1990, he has been the President, Chief Executive Officer and Chairman of the Board of VCI.

          Upon the Effective Date, Mr. Kelly will become the Senior Vice President and Chief Operating Officer, and a director of New Entertainment. Mr. Kelly joined VCI in 1992, after 15 years with Wherehouse Entertainment, a $500 million in revenue retailer of music and video products. From 1982 to 1984, Mr. Kelly was Director of Loss Prevention for Wherehouse. From 1984 to 1991, Mr. Kelly was Vice President and Regional Manager for Wherehouse, where he oversaw approximately 100 stores with annual revenues of $150 million and approximately 2,000 employees.

          Upon the Effective Date, Mr. Antongiovanni will become the Chief Financial Officer and a director of New Entertainment. Mr. Antongiovanni is currently the Chief Financial Officer of VCI. From 1980 to 1994, Mr. Antongiovanni was employed by Sunworld International, Inc., an agribusiness with annual revenues in excess of $250 million, where he rose from Staff Accountant to Vice President and Controller. Mr. Antongiovanni joined VCI in 1994.

          Mr. Lehman has been President, Chief Executive Officer and Chairman of the Board of Premier Radio Networks, Inc., a producer of radio programming, since its formation in January 1987. From 1984 to 1987, Mr. Lehman was President of Stephen Lehman Productions, a syndicated radio program company, while also serving as an on-air personality at KIIS-AM and FM/Los Angeles. From 1982 to 1984, he specialized in building radio networks for independent radio syndication.

          Mr. Weber is Senior Vice President of Retail Operations of AutoNation USA responsible for all AutoNation USA retail operations, including sales, training, planning, hiring, and loss prevention. Prior to joining AutoNation USA, he was with Blockbuster Entertainment Corporation where he served most recently as President of Blockbuster Music. Prior to that, Mr. Weber served in a number of management roles at Blockbuster Video, including Zone Vice President of the East and Southeast regions; as well as Vice President of Operations and Senior Vice President of Domestic Retail.

          Since 1994, Mr. Cook has been a principal of Cook & Grace Properties which owns, manages, sells and leases commercial real property. From 1985 to 1994, Mr. Cook was affiliated with Dobson & Johnson, Inc., a commercial real estate broker.

          Since 1994, Mr. Anderson has been a principal at the law firm of Troop Meisinger Steuber & Pasich LLP, Los Angeles, California, where he specializes in commercial litigation. Prior to joining such firm, Mr. Anderson was associated with the law firm of DeCastro, West, Chodorow & Burns, and was an associate at the Boston Consulting Group, a management consulting firm.

          Except for Mr. Collier, none of the foregoing persons currently is a director of, or holds any position with, the Company. Except as set forth herein, to the best knowledge of the Company, none of the above-listed persons beneficially owns any equity securities or rights to acquire any equity securities of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

          The following table provides information as of December 15, 1996 with respect to each of the Company's present directors and executive officers.

Name                           Age            Position             Served as Officer or
----------------------------   ---            --------             -------------------------
                                                                   Director of Company Since
                                                                   -------------------------
Barry Collier                        President, Chief Executive                    1985
                                     Officer and Chief Operating
                                     Officer and Director

Rudy Patino                          Chief Accounting Officer                      1996

          Officers of the Company are elected annually by the Board of Directors.

          The Company did not hold any meetings during the fiscal year commencing February 1, 1996 since Mr. Collier was the sole director during that period.

          The Board of Directors has an Audit Committee. However, since Mr. Collier was the sole director during the recent fiscal year, the Audit Committee did not meet.

               5.     Certain Information Concerning the Company.
                      ------------------------------------------

          The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock $.01 per value, 10,000,000 of which will be issued and outstanding (including shares purchasable under the Collier Option), after giving effect to the transactions described herein.

          The Board of Directors is comprised of only one class. At each annual meeting of stockholders, the entire board of directors is elected to serve for a one year term. The term of office of the directors will expire at the next Annual Stockholders Meeting. As indicated, the Board of Directors is expected to be comprised of 8 members immediately after the Effective Date.

               6.     Compensation of Officers and Directors
                      --------------------------------------

          The following table sets forth information concerning compensation paid (or earned by the named individuals) by the Company for the fiscal years ended January 31, 1996, 1995 and 1994 to the individual who was at January 31, 1996 the chief executive officer and the other executive officer employed by the Company as of January 31, 1996 who earned more than $100,000 for the last fiscal year:

                          SUMMARY COMPENSATION TABLE
                          --------------------------

                                                                            Stock
                                                                            options
Name and Principal                   Salary     Bonus        Other Annual   # of
    Position                  Year   ($)        ($)(1)       Compensation   Shares
---------------------------   ----   -------    ------       ------------   -------
Barry Collier                 1996   436,645        --                 --        --
President; Chief              1995   447,319        --                 --        --
Executive Officer;            1994   421,985    64,000                 --        --
Chief Operating
officer

Earl Rosenstein/(1)/          1996   138,497        --                 --        --
Senior Vice President;        1995   147,930        --                 --        --
Chief Financial Officer;      1994   150,000    20,000                 --        --
Secretary

/(1)/ Mr. Rosenstein resigned as an officer of the Company effective June 30, 1996.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
              ---------------------------------------------------
                          AND FY-END OPTION/SAR VALUES
                          ----------------------------

                                                              Number of
                                                              Securities         Value of
                                                              Underlying       Unexercised
                                                             Unexercised       In-the-Money
                                                             Options/SARs    Options/SARs at
                                                             at FY-End(#)       FY-End($)

                     Shares Acquired                        Exercisable/     Exercisable/
Name                 on Exercise(#)     Value Realized($)   Unexercisable    Unexercisable
------------------   ---------------    ----------------    -------------    ---------------
Barry Collier        NA                 NA                  NA               NA
Earl Rosenstein                  -0-                 -0-         30,000/0    O/NA

                             Employment Agreements
                             ---------------------

          Upon the Effective Date, Robert Y. Lee will enter into an Employment Agreement with New Entertainment pursuant to which he will serve for a period of three years in the capacity of Chairman of the Board and Chief Executive Officer. Mr. Lee will receive a base salary of $178,000 per year and an annual bonus of 3% of any pre-tax profit in excess of $1,100,000 with respect to the fiscal year commencing in 1997; 3% of any pre-tax profit in excess of $1,200,000 with respect to the fiscal year commencing in 1998; and 3% of any pre-tax profit in excess of $1,300,000 with respect to the fiscal year commencing in 1999.

Mr. Lee is also entitled to certain fringe benefits including payment of up to $500 per month for the use of one Company provided automobile.

          Upon the Effective Date, Barry Collier will enter into a new Employment Agreement with New Entertainment pursuant to which for a period of two years Mr. Collier will serve in the capacity of President. Mr. Collier will receive a base salary of $178,000 per year. In addition, Mr. Collier is entitled to an annual bonus equal to 12% of all annual revenues (net of commissions and expenses related thereto) recorded in excess of $625,000 from the licensing of and/or transfer of rights to the Prism film library; an annual bonus equal to 5% of any promotional advertising development funds from any external source in excess of $350,000 received by or credited to the Company; and a bonus equal to 20% of proceeds in excess of $3,700,000 (net of commissions and expenses of sale) received by the Company generated from the sale of the film library in its entirety. Mr. Collier is also entitled to certain fringe benefits including payment of up to $500 per month for the use of one Company provided automobile.

          Upon the Effective Date, James Craig Kelly will enter into an Employment Agreement with New Entertainment pursuant to which he will serve for a period of three years in the capacity of Senior Vice President and Chief Operating Officer. Mr. Kelly will receive a base salary of $120,000 per year and a bonus of 3% of any pre-tax profit in excess of $1,100,000 with respect to the fiscal year commencing in 1997; 3% of any pre-tax profit in excess of $1,200,000 with respect to the fiscal year commencing in 1998; and 3% of any pre-tax profit in excess of $1,300,000 with respect to the fiscal year commencing in 1999. Mr. Kelly is also entitled to certain fringe benefits including payment of up to $500 per month for the use of one Company provided automobile.

                                 Stock Options
                                 -------------

          Pursuant to the Reorganization Agreement, the Company has agreed to assume the following options previously granted to Messrs. Kelly and Antongiovanni by VCI:

                                    Total exercise   Price per
Name                      Options       Price          share
-----------------------   -------   --------------   ---------

James Craig Kelly         761,600         $391,821       $ .51
Steven Antongiovanni      181,200         $186,446       $1.03

All such options will be fully vested as of the Effective Date.

          In addition, certain other key employees and consultants of VCI will receive options to purchase an aggregate of 461,000 shares of New Entertainment Common Stock over a 5-year term, vesting one third prior to the Effective Date, one third upon the first anniversary thereof and one third on the second anniversary thereof. The exercise price will be $2.00 per share. Mr. Collier will also be granted options to purchase 175,000 shares of New Entertainment Common Stock at an exercise price of $.10 per share for a period of ten years (the "Collier Option"). The Collier Option will contain a "gross-up" provision pursuant to which upon exercise of all or part of the Option, he will be granted an additional option to purchase that number of shares at an exercise price of $2.00 per share equal to (i) 17,500 divided by (ii) that number that is equal to the fair market value of the Common Stock at the time of exercise less $2.00.

                           Compensation to Directors
                           -------------------------

          During the fiscal year ended January 31, 1996, directors of the Company who were also officers did not receive any compensation for their services as directors. Each director of the Company, other than those who are officers of the Company or its affiliates, were entitled to receive $5,000 per year, plus reimbursement of expenses incurred as a director. Since Mr. Collier was the sole director of the Company during the current fiscal year, no additional compensation was paid or payable by the Company for service on the Board with respect to such fiscal year.

               7.     Security Ownership of Certain Beneficial Owners and
                      ---------------------------------------------------
Management.
-----------

                Security Ownership of Certain Beneficial Owners
                -----------------------------------------------

          The following table identifies the persons and entities known by the Company to be the beneficial owners of 5% or more of the Company's outstanding voting securities as of December 15, 1996 before giving effect to the Merger and the Plan:

Name and Address of               Amount and Nature of   Percent of
Beneficial Owner (1)(2)           Beneficial Ownership     Class
-------------------------------   --------------------   ----------
Barry Collier(3)(4)                            650,000         29.4

Investors (5)                                  756,000         34.3

KuwAm Corporation (5)(6)(7)                    679,000         30.6

Mishal Y. Al Sabah (5)                          32,000          1.4

Special Situation Investment
  Holdings, Ltd. (5)(6)                        632,000         28.6

Special Situation Investment
  Holdings, L.P. II(5)(6)                       25,000          1.1

Wirt D. Walker III(5)(6)(8)                    738,000         34.3

(1) The address of Mr. Collier is 1888 Century Park East, Suite 350, Los Angeles, California 90067. The address of each of the Investors is 2600 Virginia Avenue N.W., Suite 900, Washington, D.C. 20037.

(2) The information was furnished by the named persons, or is contained in filings made by certain named persons with the Securities and Exchange Commission.

(3) Including 305,750 shares owned of record by Mr. Collier which were pledged to Palan Settlement Trust ("Palan"), the predecessor in interest to Batur Lake, Inc. and Betula Holdings, Inc., to secure a debt. On June 29, 1985, Mr. Collier purchased 305,750 shares of the Company's common stock from Palan, which shares are pledged to Palan to secure the deferred purchase price owed to Palan. Under the terms of the pledge, Mr. Collier retains voting rights and the right to receive cash dividends. Shares will be released from the pledge on a pro rata basis as and when portions of the deferred purchase price are paid to Palan. The deferred purchase price is payable from proceeds to Mr. Collier of the sale of any of his common stock or the shares of common stock held in trust for his children after such time as aggregate proceeds of such sales exceed $500,000. Mr. Collier has the obligation to pay the deferred purchase price only and to the extent that he can lawfully sell any of such common stock. The Company is not a party to the pledge and has not undertaken any obligation regarding the sale to Mr. Collier. However, if Mr. Collier defaults in payments, Batur Lake, Inc. and Betula Holdings, Inc., as successors to Palan's rights with respect to the pledge, have the right to retain or to sell the pledged shares to satisfy the unpaid balance of the purchase price.

(4) Including 137,000 shares held of record by trusts for Mr. Collier's children for which Mr. Collier's brother is trustee. The trustee has sole voting and investment power with respect to the shares held by such trusts. Mr. Collier has sole voting and investment power over the remaining 513,000 shares.

(5) The "Investors" are KuwAm Corporation (the general partner of Special Situation Investment Holdings, Ltd. and special Situation Investment Holdings, L.P. II); Special Situation Investment Holdings, Ltd.; Special Situation Investment Holdings, L.P. II; Mishal Y. Al Sabah; and Wirt D. Walker III. The Investors have filed statements on Schedule 13D with the Securities and Exchange Commission with respect to their ownership of shares of common stock. The shares of the Investors are held of record as follows: KuwAm Corporation -- 22,000 shares, Special Situation Investment Holdings, Ltd. -- 632,000 shares, Special Situation Investment Holdings, L.P. II --25,000 shares, Mishal Y. Al Sabah -- 32,000 shares, and Wirt D. Walker III and Sally Walker --25,000 shares.

(6) Mr. Walker is a director and Managing Director of KuwAm Corporation. By reason of the foregoing and other relationships with members of the Investors, Mr. Walker may be deemed to share voting and investment power with respect to the shares owned by KuwAm Corporation, Special Situation Investment Holdings, Ltd., Special Situation Investment Holdings, L.P. II and Mr. Al Sabah.

(7) Includes 632,000 and 25,000 shares held of record by Special Situation Investment Holdings, Ltd. and Special Situation Investment Holdings, L.P. II, respectively.

(8) Includes 632,000 shares, 22,000 shares, 32,000 shares and 25,000 held of record by Special Situation Investment Holdings, Ltd., KuwAm Corporation, Mr. Al Sabah, and Special Situation Investment Holdings L.P. II, respectively, and 2,000 shares held by Mr. Walker, as custodian for W. Alexander Walker.

          The following table identifies the persons and entities who are expected, as of the Effective Date, to be the beneficial owners of 5% or more of the New Entertainment's outstanding Common Stock after giving effect to the Merger and the Plan:

Name and Address                       Amount and Nature of
of Beneficial Owner                    Beneficial Ownership   Percent of Class
------------------------------------   --------------------   ----------------

Barry Collier                                  993,050/(1)/                9.8
Prism Entertainment Corporation
1888 Century Park East, Suite 350
Los Angeles, California  90067

Robert Y. Lee                                     2,719,024               27.2
Lee Video City, Inc.
6851 McDivitt Drive, Suite A
Bakersfield, California 93313

Ingram Entertainment, Inc.                   2,763,194/(2)/               24.5
Two Ingram Boulevard

La Vergne, Tennessee 37089

(1) Consists of (a) 208,050 shares retained as a result of Mr. Collier's existing equity interest in the Company, (b) 610,000 shares to be received upon the Merger as a result of Mr. Collier's purchase of 216,916 shares of VCI from Mr. Lee as of November 1, 1996; and (c) 175,000 shares purchasable upon exercise of the Collier Option.

(2) Includes 1,263,194 shares purchasable upon the exercise of warrants which will be exercisable as of the Effective Date.

                        Security Ownership of Management
                        --------------------------------

          The following table sets forth the beneficial ownership of the Company's common stock by (i) each director, individually, and (ii) all directors and officers of the Company, as a group, as of December 15, 1996 before giving effect to the Merger and the Plan:


Name and Address of         Amount and Nature of   Percent of
Beneficial Owner            Beneficial Ownership     Class
-------------------------   --------------------   ----------

Barry Collier/(1)/                       650,000         29.4
1888 Century Park East
Suite 350
Los Angeles, CA 90067

All Directors and
officers as a Group
(1 person)                               650,000         29.4


(1) See notes 3 and 4 in the first table under "Security Ownership of Certain Beneficial Owners," above.

          The following table sets forth the beneficial ownership of the New Entertainment's Common Stock which is expected to be owned as of the Effective Date by (i) each director to be elected to the Board, individually who is expected to be the beneficial owner of any shares and (ii) all directors and officers of the New Entertainment, as a group, and after giving effect to the Merger and the Plan:

Name and Address                       Amount and Nature of   Percent of
of Beneficial Owner                    Beneficial Ownership     Class
------------------------------------   --------------------   ----------

Barry Collier                                  993,050/(1)/          9.8
Prism Entertainment Corporation
1888 Century Park East, Suite 350
Los Angeles, California  90067

Robert Y. Lee                                     2,719,024         27.2
Lee Video City, Inc.
6851 McDivitt Drive, Suite A
Bakersfield, California 93313

Steven Antongiovanni                           181,200/(2)/          1.8
Lee Video City, Inc.
6851 McDivitt Drive, Suite A
Bakersfield, California 93313


James Craig Kelly                     761,600/(2)/              7.1
Lee Video City, Inc.
6851 McDivitt Drive, Suite A
Bakersfield, California 93313

All directors and
officers as a group
(4 persons)                         4,654,874                 41.9

(1) See Note 1 in the second table under "Security Ownership of Certain Beneficial Owners" above.

(2) Consists of shares of New Entertainment Common Stock purchasable upon exercise of options.

               8.     Compliance with Section 16(a) of the Exchange Act.
                      -------------------------------------------------

          Based solely on a review of Forms 3 and 4 and amendments thereto furnished to the Company during its most recent fiscal year and certain written presentations, no persons who was a director, officer, or beneficial owner of more than 10% of the Company's common stock, failed to file on a timely basis reports required by Section 16(a) of the Exchange Act during the most recent fiscal year.

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